

June 20, 2017

Deep Kalra
Group Chairman and Group CEO
MakeMyTrip Limited
Tower A, SP Infocity, 243,
Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India

> **Re: MakeMyTrip Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2016**
> **Filed June 14, 2016**
> **File No. 001-34837**

Dear Mr. Kalra:

We have reviewed your May 11, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2017 letter.

Results of Operations

Fiscal Year 2016 Compared to Fiscal Year 2015, page 69

Marketing and Sales Promotion Expenses, page 70

1. Please revise your discussion of marketing and sales promotion expenses to include a detailed description of the different types of customer acquisition and inducement programs similar to the description included in your response to our previous comment 1. Please quantify the amounts associated with these programs and where they are included in your financial statements. Further, given the material increase in the amounts associated with these programs, both on an absolute basis and as a percent of revenue, please include a

discussion that provides insights regarding the facts and circumstances leading to period to period changes therein.

You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure